

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 7, 2025

Cheung Po Lui
Chief Executive Officer
Acco Group Holdings Limited
Unit 2406, 24/F
Low Block, Grand Millennium Plaza
181 Queen's Road Central, Hong Kong

> **Re: Acco Group Holdings Limited**
> **Amendment No. 3 to Draft Registration Statement on Form F-1**
> **Submitted March 31, 2025**
> **CIK No. 0002038378**

Dear Cheung Po Lui:

We have reviewed your amended draft registration statement and have the following comment(s).

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 26, 2025 letter.

Amendment No. 3 to Draft Registration Statement on Form F-1

Cover Page

1. In your response to prior comment 2 you state "Regarding the other shareholders' entitlement to the dividends declared (which were used for offsetting the amounts due from Mr. Yuen Yuk, Hau and Accolade IP Limited), Mr. Yuen Yuk, Hau had, out of his own personal financial resources, settled the amounts payable to these shareholders. Such shareholders had consented to such arrangements and accepted these as due settlement of their entitlements to the dividends." Please explain to us your accounting for and reporting of this, including how this treatment is reflected in

each disclosure regarding dividends throughout the filing.

Risk Factors, page 20

2.   We note that you restated your financial statements to correct certain misstatements. If material and true, please include a standalone risk factor discussing that a material weakness in internal control over financial reporting may materially and adversely affect your financial condition and results of operations and discuss any actualized risk. Further, please revise your MD&A to discuss any material cash requirements from remediation efforts, if applicable.

Report of Independent Registered Public Accounting Firm, page F-2

3.   It appears the March 31, 2025 report date should also reference Note 2.1. Please revise or advise.

        Please contact Keira Nakada at 202-551-3659 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Jenny O'Shanick at 202-551-8005 or Evan Ewing at 202-551-5920 with any other questions.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Trade & Services

cc: Yarona L. Yieh